12265 El Camino Real, Suite 210

San Diego, California

June 4, 2024

VIA EDGAR

Robert Arzonetti

Staff Attorney

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Southern California Bancorp
Registration Statement on Form S-4
Filed May 15, 2024
File No. 333-279436

Dear Mr. Arzonetti:

Pursuant to Rule 461 of the General Rules and Regulations promulgated under the U.S. Securities Act of 1933, as amended, Southern California Bancorp (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-4 (File No. 333-279436), as amended, be accelerated by the U.S. Securities and Exchange Commission (the “Commission”) to 5:00 p.m., Eastern Daylight Time, on June 5, 2024, or as soon as practicable thereafter.

Please contact Kenneth E. Moore of Stuart | Moore | Staub at (805) 545-8590 or ken@stuartmoorelaw.com with any questions you may have concerning this request. Kindly notify Mr. Moore when this request for acceleration has been granted.

Very truly yours,

/s/ David I. Rainer
David I. Rainer
Chief Executive Officer

cc:	Kenneth E. Moore, Esq.